LEGAL SERVICES
since 1907

RECEIVED
2007 APR 24 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

07022855

Reykjavik, April 17 2007
File no. 90-07-0158

PROCESSED
APR 26 2007
THOMSON FINANCIAL

SUPPL

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (April 3, 2007): Actavis Group hf. announces **Insiders' dealing.** (enclosed).

2. News release (April 4, 2007): Actavis Group hf. Announces **Minutes of annual general meeting.** (enclosed).

3. News release (April 4, 2007): Actavis Group hf. Announces **Insiders' dealing CORRECTION.** (enclosed).

4. News release (April 10, 2007): Actavis Group hf. Announces **Changes in company's own shares.** (enclosed).

dlw 4/25

Partners in alphabetical order
Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner
Hákon Árnason • Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Othar Örn Petersen • Ólafur Arinbjörn Sigurðsson
Pétur Guðmundarson • Ragnar Tómas Árnason
Jakob R. Möller of counsel

Efstaleiti 5 • 103 Reykjavík • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel: +44 20 7920 3000 • Fax: +44 20 7920 3099

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, April 17 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (April 3, 2007): Actavis Group hf. announces **Insiders' dealing.** (enclosed).
2. News release (April 4, 2007): Actavis Group hf. Announces **Minutes of annual general meeting.** (enclosed).
3. News release (April 4, 2007): Actavis Group hf. Announces **Insiders' dealing CORRECTION.** (enclosed).
4. News release (April 10, 2007): Actavis Group hf. Announces **Changes in company's own shares.** (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

Actavis Group - Viðskipti fjárhagslega tengds aðila

Nafn fjárhagslega tengds aðila sem á viðskipti	**Fenster Investment Company Ltd**
Nafn fruminnherja	Sindri Sindrason
Tengsl fruminnherja við útgefanda	Stjórnarmaður
Dagsetning viðskipta	3.4.2006
Kaup eða sala	Kaup / Buy
Tegund fjármálagernings	Hlutabréf / Equities
Fjöldi hluta	3.028.230
Gengi/Verð pr. hlut	77
Fjöldi hluta í eigu fruminnherja eftir viðskipti	15.009.829
Fjöldi hluta sem fruminnherji á kauprétt að	0
Fjöldi hluta í eigu fjárhagsl. tengdra aðila eftir viðskipti	6.648.230
Dagsetning lokauppgjörs	

Athugasemdir
Fenster Investment Company Ltd er í 100% eigu Sindra Sindrasonar, stjórnarmanns í Actavis Group hf.

Actavis Group – Related party trading

Name of related party trading the shares	**Fenster Investment Company Ltd**
Name of primary insider	Sindri Sindrason
Relations with the issuer	Board member
Date of transaction	3.4.2006
Buy or Sell	Kaup / Buy
Type of instrument	Hlutabréf / Equities
Number of shares	3.028.230
Price	77
Primary insider's holdings after the transaction	15.009.829
Primary insider's option holdings after the transaction	0
Related parties holdings after the transaction	6.648.230
Date of settlement	

Comments
Fenster Investment Company Ltd is 100% owned by Sindri Sindrason, board member of Actavis Group hf.

actavis

Annual General Meeting

Reykjavik - 4 April 2007



Today's speakers

Thor Bjorgolfsson, Chairman

Robert Wessman, President & CEO

actavis

Forward looking statement

Any statement contained in this presentation that refers to Actavis' estimated or anticipated future results or future activities are forward-looking statements which reflect the Company's current analysis of existing trends, information and plans. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially depending on factors such as the availability of resources, the timing and effect of regulatory actions, the success of new products, the strength of competition, the success of research and development issues, unexpected contract breaches or terminations, exposure to product liability and other lawsuits, the effect of currency fluctuations and other factors. Actavis does not undertake the obligation to update or alter these forward-looking statements beyond its duties as an issuer of listed securities on the Iceland Stock Exchange.

actavis

Today's speakers



Thor Bjorgolfsson
Chairman



Robert Wessman
President & CEO

Chairman's report

Thor Bjorgolfsson
Chairman of the Board



Chief Executive's report

Robert Wessman
President & CEO



---

actavis

Another strong year for Actavis

	Twelve Months ended 31 December		
Thousands of Euro	12M 2006	12M 2005	% change
Total revenue	1,379,921	579,264	138.2%
EBITDA	287,134	148,471	93.4%
EBITDA %	20.8%	25.6%	(4.8%)
Underlying net income	148,819	86,679	71.7%
Net income after PPA & Pliva effect	102,689	81,003	26.8%
Pro-forma underlying revenue growth	9.4%		
Underlying diluted earnings per share	0.03190	0.02734	16.7%

- Underlying net income has been calculated prior to the impact of costs related to the PLIVA transaction and to the amortisation of purchased intangibles
- Pro forma underlying growth, includes underlying growth from businesses acquired in 2005 to reflect the growth of the business as it is today, at constant exchange rates
- Calculation of diluted EPS is in euros and takes full account of preferred shares and their dividend payments.

---

actavis

Major achievements 2006



Sindan
Romania



ZiO Zdorovje
Russia



Abrika
USA



Grandix
India

- Four strategic acquisitions
- 376 product launches, 38 ANDA filings in US
- Investment of EUR70 million in expansion and upgrades of factories
- Divestment of manufacturing plant in Lier in Norway
- Distribution outsourced in the US and Baltimore facility to be closed in 2008
- Foundation for full backward integration in India
- Significant synergies achieved through Alpharma integration

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actavis

Major achievements 2006 - cont.

Forward integration:

- Higia, Pharma EXPERT® over *200 Pharmacies in Bulgaria*
- Cooperation solution for independent pharmacies

Pharma EXPERT







Awards 2006

The Group received a total of 14 awards in different countries and different categories.



Superbrands

Balance sheet
Assets
EUR million



	31.12.06	30.09.06
Trade receivables	223.2	255.5
Other intangibles	504.2	535.6
Other fixed assets	467.3	427.8
Other current assets	169.8	164.8
Inventories	277.9	250.2
Goodwill	936.1	902.6
Total Assets	2,579.4	2,531.4

Balance sheet
Equity & liabilities
EUR million

Net Debt = EUR1,151m
Net Debt : EBITDA (12 month rolling) = 3.96 x



	31.12.06	30.09.06
Current liabilities	564.6	380.6
Non-current liabilities	1,125.1	1,189.4
Minority interest	9.5	11.6
Stockholders' equity	880.2	919.8
Total shareholder equity	2,579.4	2,531.4

Sources of cash flow
Euro million

	12M2006
Profit for the period	102.7
Depreciation and amortisation	89.6
Other adjustments	11.9
Working capital from operating activities	204.[illegible]
Changes in operating assets and liabilities	
Receivables	(6.4)
Inventories	(52.0)
Payables	16.2
Net change in operating assets and liabilities	(42.2)
Net cash provided by operating activities	161.9

Year end trade receivables < 60 days
Inventory turns 3 x

actavis

Uses of cash flow

Euro million

	12M 2006
Net cash provided by operating activities	161.9
Investment in property, plant and equipment	(96.8)
Proceeds from sale of fixed assets	17.0
Net increase in intangibles	(64.6)
Net free cash flow	17.5
Acquisitions	(187.0)
Net cash used	[illegible]
Changes in net debt	249.9
Changes in capital stock	(98.5)
Net financing	151.4
Net change in cash and cash equivalents	(18.0)
Effects of foreign exchange adjustments	(3.0)
Cash and cash equivalents at beginning of period	99.3
Cash and cash equivalents at end of period	78.3

EUR95 m treasury stock purchased in 4Q

Strategic positioning



actavis

Well placed in key markets


Other 12%
North America 31%
Bulgaria (incl. Higia) 11%
Germany 8%
Turkey 7%
United Kingdom 7%
Nordic 7%
Russia, Ukraine & CIS 6%
Romania 5%
Netherlands 3%
Serbia 2%

- Breakdown of sales includes sales and distribution of finished goods
- Revenues in Bulgaria include the distribution business of Higia, acquired in 2005

actavis

Dynamic pipeline

End of 2006

	EU	US	ROW	Total
Development projects	121	134	19	274
Molecules	76	103	7	186
Ongoing registrations	26	55		81

Early Development	Full Development	Biostudy Stability	Registration
96	133	45	81

Total pipeline: 355 projects

Growing presence in India
Fully integrated

actavis

- Fully operational API research center in Bangalore - 50 employees
  - 15-20 DMF's a year
- Strong CRO business with over 200 bio-studies a year
- Analytical lab to support global stability studies
- Total of 620 employed in India



Global generic revenue positioning

actavis

EUR mln



Teva 78%
Sandoz 39%
Merck 6%
Ratiopharm NA%
Barr&Pliva 108%
Actavis*** 160%
Watson** 19%
Mylan 12%
Ranbaxy 14%
Stada 14%
16%
500
1.000
1.500
2.000
2.500
3.000
3.500
4.000

Critical mass important
Aim for top-5 in key markets

USA #6

Iceland #1 | Norway #2 | Sweden #3 | Finland #5

UK #3 | Denmark #3 | Russia #11

Netherlands #4 | Malta #1 | Germany #5 | Serbia #3

Portugal #10 | Turkey #7 | Bulgaria #1

Sources: Bulgaria, Norway, Sweden, Denmark, Finland, Portugal, Turkey, Netherlands - IMS Dataview 2006; UK - IMS BGMA data at Tariff value price level: For volume, Actavis is #2; Russia - Pharmaexpert 2006; Serbia - IMS 2005 Data, USA IMS US 2006 - IMS Prescription Audit - New and refilled prescriptions;

Financial guidance



actavis

2007 Guidance



- EUR1.6 billion in revenues
  - Underlying growth of 13%
  - Double digit growth in CEEA, Third-party and WEMEA
- EBITDA margin of 21-22%
- Over 500 product and market launches
- 40-45 ANDA filings in 2007 for the US market
- Revenue and EBITDA higher in second half than in first half
  - Active launch schedule and marketing campaigns in first half
  - Growing contribution from Abrika and Zio Zdorovje

actavis

Financial targets 2007-2009

- Over EUR1.9 billion in revenues by end of 2009
- Improving COGS by 3% points from 2006 to 2009
- EBITDA margin growing from 20.8% in 2006 to 25% by end of 2009
- 20%+ annual growth in diluted EPS in 2007-2009
- Gaining top 5 position in key markets by end of 2009



AGM proposals



actavis

Tillögur/Proposals

Allotment of dividends

- The Board of Directors of Actavis Group hf. proposes that no dividends be paid out for the year 2006, but the Company's profit for the year allocated to increase the equity of the Company.

Tillaga félagsstjórnar um arðgreiðslur

- Stjórn Actavis Group hf. leggur til að ekki verði greiddur út arður fyrir árið 2006, heldur verði hagnaði félagsins á árinu ráðstafað til hækkunar eigin fjár félagsins.

Tillögur / Proposals

Remuneration to the members of the Board

- The Annual General Meeting of Actavis Group hf., held on 4 April 2007, approves that the remuneration of the Board of Directors in 2007 will be as follows:
  - Chairman of the Board ISK 600,000 per month, other Directors ISK 300,000 per month.
  - Alternate Directors ISK 50,000 per meeting they attend.

Tillaga um þóknun til stjórnarmanna fyrir næsta kjörtímabil

- Aðalfundur Actavis Group hf. haldinn 4. apríl 2007 samþykkir að stjórnarlaun vegna ársins 2007 verði sem hér segir:
  - Stjórnarformaður kr. 600.000 á mánuði, en aðrir stjórnarmenn kr. 300.000 á mánuði.
  - Varastjórnarmenn kr. 50.000 fyrir hvern fund sem þeir sitja.

Tillögur / Proposals

Candidates for the board

Frambjóðendur til stjórnar

- Björgólfur Thor Björgólfsson
- Magnús Þorsteinsson
- Andri Sveinsson
- Sindri Sindrason
- Vilhelm Róbert Wessman

Reserve board member

Frambjóðandi til varastjórnar

- Baldur Guðnason

Tillögur / Proposals

Auditing firm

- It is proposed that KPMG hf., reg. no. 590975-0449, be re-elected as the Company's auditing firm for 2007.
- The Annual General Meeting authorises the Board of Directors to get offers from three auditing companies, KPMG hf., Deloitte hf. and PricewaterhouseCoopers hf., regarding the auditing of the group and approve the offer which is in the opinion of the Board most favourable.

Tillaga félagsstjórnar um endurskoðunarfélag

- Lagt er til að KPMG hf., kt. 590975-0449, verði endurkjörið endurskoðunarfélag Actavis Group hf. fyrir árið 2007.
- Aðalfundur félagsins heimilar félagsstjórn að leita tilboða frá þremur endurskoðunarfélögum, KPMG hf., Deloitte hf. og PricewaterhouseCoopers hf., um endurskoðun á samstæðu félagsins og taka því tilboði sem hagstæðast er að mati stjórnar.

Tillögur / Proposals

Remuneration policy

- The below Remuneration Policy of Actavis Group hf. is based on the current Act on Public Limited Companies, general principles on corporate governance and long-term aspects of growth and maximization of profits for the Company's shareholders.

Tillaga stjórnar um starfskjarastefnu

- Starfskjarastefna Actavis Group hf. hér að neðan byggir á núgildandi hlutafélagalögum, meginreglum sem gilda um góða stjórnarhætti fyrirtækja og langtímasjónarmiðum um vöxt og hámörkun arðsemi fyrir hluthafa félagsins.

Tillögur/Proposals

Remuneration policy, cont.

- For this purpose, Actavis Group hf. places high emphasis on enabling the Company to keep its key-employees and that desirable employees are willing to work for the Company, as such employees are the precondition for its continuing growth and the maintenance of its strong position in Iceland, as well as abroad.

Tillaga stjórnar um starfskjarastefnu, frh.

- Actavis Group hf. leggur í þessu skyni ríka áherslu á að félagið sé í stakk búið að halda í lykilstarfsmenn sína og að öflugir starfsmenn fáist til starfa fyrir félagið, þar sem þeir eru forsenda áframhaldandi vaxtar og sterkrar stöðu þess á Íslandi, sem og erlendis.

Tillögur/Proposals

Remuneration policy, cont.

- The amount payable to Board members shall be based on the responsibility involved, the complex environment the Company currently operates in, the terms generally applicable for such services in the countries in which the Company operates, and the work effort necessary
- Proposals on the remuneration of Board members and sub-committees of the Board for the upcoming fiscal year shall be submitted to the Annual General Meeting for approval.

Tillaga stjórnar um starfskjarastefnu, frh.

- Starfskjör stjórnarmanna skulu taka mið af þeirri ábyrgð sem starfinu fylgir, því flókna umhverfi sem félagið starfar nú í, þeim kjörum sem almennt gerast um slík störf í þeim löndum sem félagið hefur starfsemi í og því vinnuframlagi sem þörf er á starfsins vegna.
- Á aðalfundi skulu bornar upp til sambykkis tillögur um launakjör stjórnar og undirnefnda félagsins fyrir komandi rekstrarár.

Tillögur/Proposals

Remuneration policy, cont.

- Board members shall receive a fixed fee for their services. The amount payable to each Board member and alternate Board members shall be determined at the Annual General Meeting of the Company and shall be paid in accordance with payments to general employees.

Tillaga stjórnar um starfskjarastefnu, frh.

- Stjórnarmenn fá greidda fasta þóknun fyrir störf sín. Þóknun hvers stjórnarmanns og varamanna skal ákveðin á aðalfundi félagsins og greiðast í samræmi við launagreiðslur til almennra starfsmanna.

Tillögur/Proposals

Remuneration policy, cont.

- Terms of employment of the Company's CEO and other managing directors of the Company shall be determined by their employment contracts. The terms shall, among other things, be based on the responsibility and nature of the job in question in light of the size and extensiveness of the Company's operations, the terms generally applicable for such services in the countries in which the Company operates, and the Company's operating results.

Tillaga stjórnar um starfskjarastefnu, frh.

- Starfskjör forstjóra og annarra framkvæmdastjóra félagsins byggjast á ráðningar-samningum. Taka starfskjör þeirra m.a. mið af ábyrgð og eðli starfans í ljósi stærðar og umsvifa félagsins, þeim starfskjörum sem almennt gerast á atvinnumarkaði í þeim löndum sem félagið hefur starfsemi í, sem og rekstrarárangri félagsins.

actavis — Tillögur / Proposals

Remuneration policy, cont.

- The CEO and the managing directors of the Company may be remunerated in the form of fixed salaries, bonus payments in cash and in shares, call options, put options with respect to shares, convertible bonds, pensions and retirement payments.

Tillaga stjórnar um starfskjarastefnu, frh.

- Starfskjör forstjóra og framkvæmdastjóra félagsins geta verði samansett af föstum launum, árangurstengdum greiðslum í reiðufé og hlutabréfum, kaupréttum, söluréttí hlutabréfa, skuldabréfum með breytirétti, lífeyrisréttindum og eftirlaunaréttindum.

actavis — Tillögur / Proposals

Remuneration policy, cont.

- At the Annual General Meeting of the Company, shareholders shall be informed of the aggregate amount of salaries paid to Board members, the CEO and other managing directors of the Company in the preceding fiscal year; fixed salary, bonus payments, shares, call options, put options with respect to shares, convertible bonds, pensions and retirement payments to parties who have retired during the fiscal year

Tillaga stjórnar um starfskjarastefnu, frh.

- Á aðalfundi félagsins skulu hluthafar upplýstir um heildarfjárhæð greiddra launa til stjórnarmanna sem og forstjóra og annarra framkvæmdastjóra á liðnu starfsári; föst laun, fjárhæð árangurstengdra launa, greiðslur í formi hlutabréfa, kauprétta, söluréttar á hlutabréfum, skuldabréfum með breytirétti, lífeyrisréttindum og starfslokagreiðslur til þeirra sem látið hafa af störfum á starfsárinu.

actavis — Tillögur / Proposals

Authority to purchase own shares

- The Company's Board of Directors proposes that it will be authorised to purchase own shares in the Company up to an amount equivalent to 10% of the nominal value of the share capital of the Company. This authorisation shall entail that the purchase price may vary up to 5% from the pricing of shares as published in the stock exchange.

Tillaga um heimild stjórnar til kaupa á eigin hlutum

- Stjórn félagsins leggur til að henni verði veitt heimild til kaupa á eigin hlutum í félaginu þannig að eigin hlutir geti numið allt að 10% af nafnverði. Heimild stjórnar skal miðast við verð sem geti numið allt að 5% fráviki frá skráðu verði hluta í félaginu í kauphöll.

actavis — Tillögur / Proposals

Amendments to the Articles of association

- Proposals on amendments to the Company's Articles of Association. The amendments mainly involve rearrangements of articles and amendments to the wording of the current Articles, but the amended Articles contain the following material amendments:
  - Article 4
  - Article 4.13
  - Article 5.1
  - Articles 5.2-5.4

Tillögur um breytingar á samþykktum félagsins

- Tillaga um nýjar samþykktir félagsins. Einkum er um að ræða endurröðun greina og breytingar á orðalagi samþykkta, en hinar nýju samþykktir fela í sér eftirfarandi efnisbreytingar:
  - Grein 4
  - Grein 4.13
  - Grein 5.1
  - Grein 5.2-5.4

actavis

Investor & media relations:

Halldor Kristmannsson Vice President — Tel : +354 535 2300/

Corporate Communications — +354 840 3425



Actavis Group - Viðskipti fjárhagslega tengds aðila

Nafn fjárhagslega tengds aðila sem á viðskipti	**Fenster Investment Company Ltd**
Nafn fruminnherja	Sindri Sindrason
Tengsl fruminnherja við útgefanda	Stjórnarmaður
Dagsetning viðskipta	3.4.2006
Kaup eða sala	Kaup / Buy
Tegund fjármálagernings	Hlutabréf / Equities
Fjöldi hluta	3.028.230
Gengi/Verð pr. hlut	77
Fjöldi hluta í eigu fruminnherja eftir viðskipti	15.009.829
Fjöldi hluta sem fruminnherji á kauprétt að	0
Fjöldi hluta í eigu fjárhagsl. tengdra aðila eftir viðskipti	6.648.230
Dagsetning lokauppgjörs	

Athugasemdir
Fenster Investment Company Ltd er fjárhagslega tendur aðili Sindra Sindrasonar, stjórnarmanns í Actavis Group hf.

Actavis Group – Related party trading

Name of related party trading the shares	**Fenster Investment Company Ltd**
Name of primary insider	Sindri Sindrason
Relations with the issuer	Board member
Date of transaction	3.4.2006
Buy or Sell	Kaup / Buy
Type of instrument	Hlutabréf / Equities
Number of shares	3.028.230
Price	77
Primary insider's holdings after the transaction	15.009.829
Primary insider's option holdings after the transaction	0
Related parties holdings after the transaction	6.648.230
Date of settlement	

Comments
Fenster Investment Company Ltd is a financially afiliated party to Sindri Sindrason, board member of Actavis Group hf.

Actavis Group - Viðskipti með eigin bréf

Nafn	Actavis Group
Dagsetning viðskipta	10.4.2007
Kaup eða sala	Sala
Tegund fjármálagernings	Hlutabréf
Fjöldi hluta	578.000
Gengi/Verð pr. hlut	57,5
Fjöldi hluta eftir viðskipti	166.282.559
Dagsetning lokauppgjörs	
Ástæður viðskipta	Frágangur á kaupréttarsamningum við lykilstarfsmenn

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Actavis Group - Notification of issuer holdings

Name	Actavis Group
Date of transaction	10.4.2007
Buy or Sell	Sale
Type of instrument	Equities
Number of shares	578.000
Price	57,5
Primary insider's holdings after the transaction	166.282.559
Date of settlement	
Reason for transaction	Closure of stock option agreements with key employees

END